EXCEED COMPANY LTD.
2010 SECOND QUARTER FINANCIAL RESULTS

Fujian, China, August 23, 2010 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the second quarter ended June 30, 2010.

Financial Highlights – Second quarter ended June 30, 2010

•	Revenue was RMB640.7 million, representing a 50.4% year-over-year increase.
•
Gross profit was RMB210.6 million, representing a 63.8% year-over-year increase. Gross margin was 32.9%, representing a 2.7 percentage point increase as compared to 30.2% for the second quarter of 2009.

•	Operating profit was RMB105.7 million, representing a 41.1% year-over-year increase.
•	Net profit was RMB90.1 million, representing a 37.3% year-over-year increase.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “I am pleased to report a strong set of results for the second quarter of 2010. We continue to benefit from macroeconomic trends and the quickly-growing consumer market in China, particularly in China’s second- and third-tier cities. Our advertising campaign enhanced our brand recognition and helped us to create a strong demand from our end customers and to achieve a higher price premium; this encouraged our distributors to expand our sales network and further drove our revenue growth during the quarter. Diligent production cost controls also contributed to our improved gross margin during the period.

“The growing need for sportswear products that is linked to a changing lifestyle in China will continue to fuel demand for our products. The recent minimum wage increase will further drive demand in third-tier cities, where we have a strong market position and which continue to be our target market segment. With our focused growth strategy to deepen our market penetration within targeted segments and to further enhance our brand value through effective marketing initiatives, we are confident that we will be able to fully leverage the market opportunity and deliver significant growth in the coming quarters.”

The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. Dollars in effect on June 30, 2010 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was US$1.00=RMB6.7815. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 30, 2010.

Second Quarter 2010 Financial Results

Revenue breakdown

	Six months		Three months		Three months
	ended		ended		ended		2010 Q2
	June 30		June 30		June 30		vs.
	2010	As % of	2010	As % of	2009	As % of	2009 Q2
	RMB'000	revenue	RMB'000	revenue	RMB'000	revenue	growth %

Footwear	607,912	50.2%	326,769	51.0%	241,342	56.7%	35.4%
Apparel	591,996	48.9%	307,877	48.1%	180,123	42.3%	70.9%
Accessories	10,626	0.9%	6,071	0.9%	4,408	1.0%	37.7%

Total	1,210,534	100%	640,717	100%	425,873	100%	50.4%

Our revenue is derived primarily from sales of the following products:

•
Footwear. Footwear accounted for 51.0% of revenue for the second quarter ended June 30, 2010 and principally includes seven categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear and outdoor footwear. A portion of our footwear production is outsourced.

•
Apparel. Sports apparel accounted for 48.1% of revenue for the second quarter ended June 30, 2010 and principally includes sports tops, sports pants, jackets and track suits. All of our apparel production is outsourced.

•	Accessories. Accessories accounted for 0.9% of revenue for the second quarter ended June 30, 2010 and principally include bags, socks, hats and caps. All of our accessories production is outsourced.

Revenue. Revenue increased by 50.4% from RMB425.9 million for the second quarter ended June 30, 2009 to RMB640.7 million for the second quarter ended June 30, 2010. Since 2010, the Xidelong brand has used the phase “happy lifestyle” as the main theme in its promotion activities and product offerings. The increase in revenue was primarily driven by results from the new advertising and promotion campaign, as well as the successful launch of new series of apparel and footwear products. Meanwhile, strong demand from end customers encouraged the expansion of the Xidelong retail network by our distributors. The number of the Xidelong retail stores increased by 576, from 3,411 as of June 30, 2009 to 3,987 as of June 30, 2010.

•
Revenue from footwear increased by 35.4%, from RMB241.3 million for the second quarter ended June 30, 2009 to RMB326.8 million for the second quarter ended June 30, 2010, primarily due to a 27.7% increase in sales volume and a 6.0% increase in average selling price (“ASP”). The increase was mainly attributable to strong growth in the sales of new series of running footwear and leisure footwear, which were marketed using the “happy lifestyle” theme.

•
Revenue from apparel increased by 70.9%, from RMB180.1 million for the second quarter ended June 30, 2009 to RMB307.9 million for the second quarter ended June 30, 2010. This increase was primarily due to a 47.3% increase in sales volume and a 16.0% increase in ASP. The increase in product varieties, particularly the new lifestyle apparel products, has created a strong demand from end customers. In addition, the increase in the average size of the Xidelong retail stores, with larger display areas for apparel, has attracted more customer traffic. The increased consumer recognition of our Xidelong brand as a result of our continuous marketing and brand promotion efforts also contributed to the increase in ASP of the apparel products.

•
Revenue from accessories increased by 37.7%, from RMB4.4 million for the second quarter ended June 30, 2009 to RMB6.1 million for the second quarter ended June 30, 2010. This increase was primarily driven by an increase in product varieties.

Gross profit and Gross profit margin. Gross profit increased by 63.8%, to RMB 210.6 million for the second quarter 2010 from RMB128.6 million for the same period 2009. Gross margin increased by 2.7 percentage points, from 30.2% for the second quarter ended June 30, 2009 to 32.9% for the second quarter ended June 30, 2010. This was primarily due to the increase in the ASP of our apparel products. The successful new advertising and promotion campaign has enhanced our brand recognition and we could therefore offer lifestyle apparel products in a higher price range. As a certain portion of footwear products were manufactured in-house, cost controls within our own footwear production process were improved, further enhancing the overall gross margin in this period.

Other income and gains. Other income and gains represented governmental award and bank interest income. The increase from RMB0.2 million for the second quarter ended June 30, 2009 to RMB4.5 million for the second quarter ended June 30, 2010 was mainly due to our receipt of a governmental award in the amount of RMB4.1 million in recognition of the Company’s listing on NASDAQ and an increase in interest income, reflecting the higher average bank balance from strong business growth and proceeds from the NASDAQ listing in late 2009.

Operating expenses
Selling and distribution costs. Selling and distribution costs increased by 150.7%, from RMB33.9 million for the second quarter ended June 30, 2009 to RMB85.0 million for the second quarter ended June 30, 2010. The increase was mainly due to the increase in advertising and promotional expenses as a percentage of sales by approximately 5.4 percentage points, from 7.0% for the second quarter ended June 30, 2009 to 12.4% for the same period in 2010. Advertising and promotional expenses increased by 168.4%, from RMB29.7 million for the second quarter ended June 30, 2009 to RMB79.7 million for the second quarter ended June 30, 2010, primarily due to a new television advertising campaign, as well as in store displays to promote “happy lifestyle”, the new main theme of the Xidelong brand. The brand has been sponsoring the “Inter-City” television program, a popular entertainment show featuring athletic challenges that has aired on channels CCTV 1 and 5 since early 2010.

Administrative expenses. Administrative expenses increased by 3.2%, from RMB12.4 million for the second quarter ended June 30, 2009 to RMB12.8 million for the second quarter ended June 30, 2010 primarily due to increased legal and consulting fees and other professional fees after the NASDAQ listing.

Research and development expenses. Research and development expenses increased by 53.9%, from RMB7.6 million for the second quarter ended June 30, 2009 to RMB11.7 million for the second quarter ended June 30, 2010, primarily due to the increase in expenses associated with the design of new products and product parts, as well as our research and development efforts with the China Institute of Sport Science and the Hefei Institute of Intelligent Machines.

Accordingly, total operating expenses increased by approximately 103.5% to RMB109.5 million for the second quarter ended June 30, 2010 from RMB53.8 million for the same period in 2009.

Finance costs. Finance costs decreased by 93.1%, from RMB8.7 million for the second quarter ended June 30, 2009 to RMB0.6 million for the second quarter ended June 30, 2010, primarily due to preferred shares issued to Elevatech on March 28, 2008, carrying an interest rate of 12% were redeemed at the time of business combination in late 2009.

Profit before tax. As a result of the foregoing, profit before tax increased by 58.6%, from RMB66.2 million for the second quarter ended June 30, 2009 to RMB105.0 million for the second quarter ended June 30, 2010.

Tax. Tax expenses increased from RMB0.6 million for the second quarter ended June 30, 2009 to RMB15.0 million for the second quarter ended June 30, 2010, primarily because the full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. The subsidiary, however, will be entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for the period was 14.3%.

Profit. As a result of the above factors, profit for the second quarter ended June 30, 2010 was RMB90.1 million, an increase of 37.3% from RMB65.6 million for the second quarter ended June 30, 2009.

Balance Sheet
Inventory. The average inventory turnover days for the second quarters ended June 30, 2010 and 2009 were 14 days and 18 days, respectively. Inventory turnover days decreased mainly due to our improved production planning, procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the second quarters ended June 30, 2010 and 2009 were 102 days and 95 days, respectively. This was within the credit period given to our distributors.

Our credit period was extended from two months to four months in 2009 to ease the financial tension of our distributors after the global financial crisis; however, we have reviewed and tightened our credit control policy in 2010, given the business and financial status of our distributors as returned to normal. As a result, the trade receivables balance decreased to RMB570.4 million as of June 30, 2010, from RMB812.7 million as of December 31, 2009. We will continue our effort to maintain the trade receivables balance.

Trade payables. The average trade payables turnover days for the second quarters ended June 30, 2010 and 2009 were 36 days and 55 days, respectively. This was in line with our general policy to pay our suppliers and manufacturers within 30 to 90 days.

Cash and bank balances and pledged time deposits. Cash and bank balances and pledged time deposits increased to RMB538.4 million as of June 30, 2010 from RMB277.2 million as of December 31, 2009, primarily as a result of shorter payment time from our distributors.

Business Highlights and Outlook

•	Expansion of sales and distribution network to 3,987 retail stores as of June 30, 2010;
•	Use of the “happy lifestyle” theme in promotional activities and product offerings;
•	Sponsoring the “Inter-City” television program, a popular entertainment show featuring athletic challenges that has aired on channels CCTV 1 and 5;
•	Since second half of 2010:
●	Sponsorship of "Fitness for All" Sports Campaign; and
●	Engagement of By2, a popular Taiwan-based musical group, to act as the Xidelong’s official product series spokespersons.

Third Quarter Fiscal 2010 Guidance

Exceed expects to generate net revenues in the range of RMB795 million to RMB815 million in the third quarter of 2010, representing an approximately 20% to 23% year-over-year increase compared with RMB661.7 million in the same period of 2009. During the last several years, autumn in China has been relatively hot and short as a result of global warming. Retailers have tended to order more summer products and fewer autumn products. The Company mainly delivered its summer products during the first half of the year, and its autumn products during the third quarter. As the weather has been unstable so far this year, we do not expect third quarter revenue growth to be as strong as during the first half of 2010. This forecast reflects the Company’s current and preliminary view, and is subject to change.

Restatement of Audited Consolidated Financial Statements for the years ended December 31, 2007, 2008 and 2009

During the preparation of the June 30, 2010 interim consolidated financial statements, we determined that the number of shares outstanding for the calculations of earnings per share following the business combination was incorrectly computed, resulting in an error in the basic and diluted earnings per share contained in our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009. The restatement resulted in an increase in the basic earnings per share from RMB7.93 to RMB23.48 for the year ended December 31, 2007, from RMB9.91 to RMB29.35 for the year ended December 31, 2008 and from RMB12.68 to RMB29.91 for the year ended December 31, 2009 and an increase in the diluted earnings per share from RMB7.93 to RMB23.48 for the year ended December 31, 2007, from RMB9.91 to RMB27.71 for the year ended December 31, 2008 and from RMB11.98 to RMB21.56 for the year ended December 31, 2009.  In addition, the amount of shares reported as outstanding were reduced by the amount of the escrow shares that had not been released.  These changes do not impact any other income statement or balance sheet items.

The error related to our interpretation of “contingently issuable shares” under IAS33. In our original interpretation, we considered all contingently issuable shares as outstanding for all periods presented in the calculation of basic and diluted earnings per share. Under the correct interpretation, basic earnings per share should include only the number of contingently issuable shares of which all necessary conditions for their release were satisfied as of the end of the financial period, and diluted earnings per share should include only the number of contingently issuable shares that would be issuable from the date of the Acquisition and Redomestication if the conditions were satisfied as of the reporting period.

The restated calculation of basic earnings per share for the year ended December 31, 2009 does not include shares held in escrow that are subject to profit targets for the years ending December 31, 2010 and 2011.  In accordance with IAS 33, escrow shares in relation to 2009 profit are effectively excluded in the calculation of basic earnings per share as the target was not met until the end of the day on December 31, 2009. The restated calculation of diluted earnings per share for the year ended December 31, 2009 includes 2009 escrow shares that are considered issued from the date of the Acquisition and Redomestication as if the conditions were satisfied for the period.  There were no contingently issuable shares included in both of the restated basic and diluted earnings per share for the years ended December 31, 2007 and 2008 as the Acquisition and Redomestication was completed on October 21, 2009.

As a result of the above, we have re-filed our annual report on Form 20-F for the year ended December 31, 2009 to reflect our restated consolidated financial statements for the years ended December 31, 2007, 2008 and 2009. The filing has been filed on August 23, 2010 and the restated consolidated financial statements will be available on EDGAR, as part of an amendment to our annual report on Form 20-F for the year ended December 31, 2009, at www.sec.gov/edgar.shtml. Upon request, we will provide a hard copy of our restated audited consolidated financial statements free of charge.

Correction of Errors contained in the 2010 Equity Incentive Plan

The 2010 Equity Incentive Plan was adopted in our annual shareholders meeting on June 30, 2010. Pursuant to Section 17(a) of the Plan, our board of directors has the power to amend the Plan in a manner that would not materially increase the number of securities which may be issued under the Plan. On August 10, 2010, our board of directors has exercised such power to correct two typographical numerical errors contained in Section 3(c)(i) and (ii) as follows:

 Before amendment:
“(c)(i)    No Participant will be granted Option Rights or Appreciation Rights, in the aggregate, formore than two hundred thousand (300,000) shares of Common Stock during any calendar year;

(c)(ii)     No Participant will be granted Qualified Performance Based Awards of Restricted Stock, Restricted Stock Units, Performance Shares or other awards under Section 10 of this Plan, in the aggregate , for more than two hundred thousand (300,000) shares of Common Stock during any calendar year;”

After amendment:

“(c)(i)    No Participant will be granted Option Rights or Appreciation Rights, in the aggregate, for more than three hundred thousand (300,000) shares of Common Stock during any calendar year;

(c)(ii)    No Participant will be granted Qualified Performance Based Awards of Restricted Stock, Restricted Stock Units, Performance Shares or other awards under Section 10 of this Plan, in the aggregate , for more than three hundred thousand (300,000) shares of Common Stock during any calendar year;”

The two changes described above will not affect the maximum number of shares of Common Stock that may be issued or transferred under the Plan in any calendar year.

Investor Conference Call / Webcast Details
The Company’s senior management will host a conference call on Tuesday, August 24, 2010 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss the Company’s 2010 second quarter financial results and recent business activity. The conference call may be accessed by dialing:

		Toll Free	Toll
▶	United States	+1 866 839 8029
▶	China	10800 6400 091/10800 2640 090
▶	Hong Kong	800 901 587
▶	United Kingdom	0808 234 8407
▶	International		+852 2598 7556
Participant Passcode		“EDS”

A replay of the conference call may be accessed by phone at the following numbers until Tuesday, August 31, 2010:

		Toll Free	Toll
▶	United States	+1 866 820 8960
▶	China	800 876 8083
▶	Hong Kong/International		+852 3018 000
▶	United Kingdom	0800 015 4960
Participant Passcode		9853910

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Taylor Rafferty (HK):	Taylor Rafferty (US):
Pamela Leung	Delia Cannan
+852 3196 3712	+1 (212) 889-4350
Exceed@Taylor-Rafferty.com	Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30			Six months ended June 30
	2010	2010	2009	2010	2009
	US$'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	94,480	640,717	425,873	1,210,534	816,840

Cost of sales	(63,419)	(430,074)	(297,316)	(820,098)	(579,767)

Gross profit	31,061	210,643	128,557	390,436	237,073

Other income and gains	664	4,504	164	4,958	278
Selling and distribution costs	(12,535)	(85,003)	(33,865)	(153,392)	(74,351)
Administrative expenses	(1,884)	(12,779)	(12,369)	(23,078)	(20,186)
Research and development expenses	(1,727)	(11,715)	(7,568)	(23,290)	(13,034)

OPEARTING PROFIT	15,579	105,650	74,919	195,634	129,780

Finance costs	(88)	(599)	(8,744)	(1,221)	(17,277)
Share of loss in jointly-controlled entity	(1)	(7)	-	(7)	-

PROFIT BEFORE TAX	15,490	105,044	66,175	194,406	112,503

Tax	(2,209)	(14,978)	(578)	(26,752)	(578)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	13,281	90,066	65,597	167,654	111,925

EARNING PER SHARE
Net profit per share
Basic	0.54	3.66	11.43	7.60	19.49
Diluted	0.38	2.55	9.08	4.75	15.50

Weighted average number of shares outstanding
Basic	24,615,188	24,615,188	5,741,466	22,047,584	5,741,466
Diluted	35,285,555	35,285,555	7,220,478	35,293,619	7,220,478

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF FINANCIAL POSITION

	As of six months ended June 30		As of year ended December 31
	2010	2010	2009
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	39,609	268,610	272,578
Prepaid land lease payments	4,272	28,973	29,347
Deposit paid for acquisition of land use rights	1,770	12,000	-
Total non-current assets	45,651	309,583	301,925

CURRENT ASSETS
Inventories	12,224	82,899	55,966
Trade receivables	84,114	570,418	812,747
Prepayments, deposits and other receivables	5,986	40,606	19,840
Due from a shareholder	-	-	103
Pledged bank deposits	1,475	10,000	15,000
Cash and bank balances	77,912	528,359	262,204
Total current assets	181,711	1,232,282	1,165,860

CURRENT LIABILITIES
Trade and bills payables	16,795	113,895	195,538
Deposits received, other payables and accruals	7,168	48,618	62,842
Interest-bearing bank borrowings	2,654	18,000	58,000
Due to a director	-	-	1,687
Tax payable	2,146	14,552	1,286
Total current liabilities	28,763	195,065	319,353

NET CURRENT ASSETS	152,948	1,037,217	846,507

Net assets	198,599	1,346,800	1,148,432

STOCKHOLDER’S EQUITY
Issued share capital	3	17	13
Reserves	198,596	1,346,783	1,148,419

Total equity	198,599	1,346,800	1,148,432

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

	Three months ended June 30			Six months ended June 30
	2010	2010	2009	2010
	US$'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow/(outflow) from operating activities	(893)	(6,053)	36,378	292,540
Net cash outflow from investing activities	(1,784)	(12,098)	(720)	(15,398)
Net cash inflow/(outflow) from financing activities	(5,459)	(37,023)	60,734	(10,378)
Effect of exchange rate changes	(71)	(481)	(1)	(609)
Net increase/(decrease) in cash and cash equivalents	(8,207)	(55,655)	96,391	266,155
Cash at beginning of the period	86,119	584,014	127,549	262,204
Cash at end of the period	77,912	528,359	223,940	528,359

Appendix
The financial statements as of March 31, 2010 is attached in the Appendix for reference.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	March 31
	2010	2009
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

Revenue	569,817	390,967

Cost of sales	(390,024)	(282,451)

Gross profit	179,793	108,516

Other income and gains	453	114
Selling and distribution costs	(68,388)	(40,486)
Administrative expenses	(10,299)	(7,817)
Research and development expenses	(11,575)	(5,466)
OPERATING PROFIT	89,984	54,861
Finance costs	(622)	(8,533)
Share of loss in jointly-controlled entity	-	-

PROFIT BEFORE TAX	89,362	46,328

Tax	(11,774)	-

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	77,588	46,328

EARNING PER SHARE
Net profit per share
Basic	3.99	8.07
Diluted	2.20	6.42

Weighted average number of shares outstanding
Basic	19,451,451	5,741,466
Diluted	35,301,773	7,220,478

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF FINANCIAL POSITION

	As of three months ended March 31	As of year ended December 31
	2010	2009
	RMB'000	RMB'000
	(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	272,242	272,578
Prepaid land lease payments	29,160	29,347
Deposit paid for acquisition of land use rights	-	-
Total non-current assets	301,402	301,925

CURRENT ASSETS
Inventories	51,054	55,966
Trade receivables	636,563	812,747
Prepayments, deposits and other receivables	5,593	19,840
Due from a shareholder	102	103
Pledged bank deposits	25,000	15,000
Cash and bank balances	584,014	262,204
Total current assets	1,302,326	1,165,860

CURRENT LIABILITIES
Trade and bills payables	224,376	195,538
Deposits received, other payables and accruals	55,342	62,842
Interest-bearing bank borrowings	58,000	58,000
Due to a director	-	1,687
Tax payable	11,760	1,286
Total current liabilities	349,478	319,353

NET CURRENT ASSETS	952,848	846,507

Net assets	1,254,250	1,148,432

STOCKHOLDER’S EQUITY
Issued share capital	13	13
Reserves	1,254,237	1,148,419

Total equity	1,254,250	1,148,432

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

	As of three months ended March 31 2010	As of three months ended March 31 2009
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Net cash inflow from operating activities	298,593	2,391
Net cash inflow/(outflow) from investing activities	(3,300)	104
Net cash inflow from financing activities	26,645	4,998
Effect of exchange rate changes	(128)	(12)
Net increase in cash and cash equivalents	321,810	7,481
Cash at beginning of the period	262,204	120,068
Cash at end of the period	584,014	127,549